12011625

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 28 2012
Washington, DC
110

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-20109

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kious & Company, Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

320 Gold Street SE, Suite 919
(No. and Street)

Albuquerque (City) NM (State) 87101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

6100 Uptown Blvd. NE, Suite 400 (Address) Albuquerque (City), NM (State) 87110 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Kious, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kious & Company, Incorporated, as of February 21, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
LINDA PHILLIPS
NOTARY PUBLIC - STATE OF NEW MEXICO
My commission expires: 8/1/15

Notary Public

Michael Kious
Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report of Independent Auditors
and Financial Statements
with Supplementary Schedules for

Kious & Company, Incorporated

December 31, 2011 and 2010

MOSS-ADAMS LLP

Certified Public Accountants | Business Consultants

Acumen. Agility. Answers.

Report of Independent Auditors
and Financial Statements
with Supplementary Schedules for

Kious & Company, Incorporated

December 31, 2011 and 2010

CONTENTS

	PAGE
REPORT OF INDEPENDENT AUDITORS	1-2
FINANCIAL STATEMENTS	
Statements of financial condition	3
Statements of income	4
Statements of changes in stockholder's equity	5
Statements of cash flows	6
Notes to financial statements	7-11
SUPPLEMENTARY INFORMATION	
Computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission	12
Computation for determination of reserve requirements pursuant to Rule 15c3-3 of the Securities and Exchange Commission	13
Information relating to the possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission	14
Statement pursuant to Rule 17a-5(d)(4) of the Securities and Exchange Commission	15
Report of Independent Auditors on Internal Control Required by the Securities and Exchange Commission Rule 17a-5(g)(1)	16-18

MOSS ADAMS LLP
Certified Public Accountants | Business Consultants

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors
Kious & Company, Incorporated

We have audited the accompanying statements of financial condition of Kious & Company, Incorporated (Company) as of December 31, 2011 and 2010, and the related statements of income, changes in stockholder's equity, and cash flows for the twelve month and fourteen month periods then ended, respectively, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kious & Company, Incorporated as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the twelve month and fourteen month periods then ended, respectively, in conformity with accounting principles generally accepted in the United States of America.

To the Board of Directors
Kious & Company, Incorporated

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplementary schedules is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moss Adams LLP

Albuquerque, New Mexico
February 21, 2012

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ASSETS

	December 31, 2011	December 31, 2010
Cash and cash equivalents	$ 241,828	$ 403,215
Cash on deposit with clearing agent	528,320	486,596
Trading securities, at market (cost, 2011 - $146,796 2010 - $480,074)	128,839	445,268
Receivables from broker/dealer	2,630	5
Accrued interest receivable	1,051	2,496
Land held for investment	64,327	-
Furniture and equipment, at cost less allowances for depreciation (2011 and 2010 - $102,018)	1,359	1,359
Other assets	23,221	20,777
Total assets	$ 991,575	$ 1,359,716

LIABILITIES AND STOCKHOLDER'S EQUITY

	2011	2010
Payable to clearing agent	$ 94,038	$ 381,361
Reserve for benefit of customers	1	1
Other liabilities	2,863	4,535
Total liabilities	96,902	385,897
Common stock, par value $1.00 per share; authorized 500,000 shares; issued and outstanding 15,000 shares	15,000	15,000
Retained earnings	879,673	958,819
	894,673	973,819
Total liabilities and stockholder's equity	$ 991,575	$ 1,359,716

See accompanying notes.

	Periods Ended December 31, 2011 (12 months)	Periods Ended December 31, 2010 (14 months)
REVENUES		
Trading income	$ 52,870	$ 146,356
Consulting income	-	32,278
Interest, taxable	880	1,690
Interest, tax-exempt	14,299	7,800
	68,049	188,124
OPERATING EXPENSES		
Salaries	78,885	107,493
General and administrative	30,508	35,469
Profit sharing	-	35,355
Professional fees	17,850	23,471
Bank fees	7,883	13,249
Insurance	5,659	5,895
Subscriptions and dues	4,376	5,889
Promotion and education	1,614	2,496
Automotive	370	607
	147,145	229,924
(LOSS) BEFORE INCOME TAXES	(79,096)	(41,800)
INCOME TAX EXPENSE	50	50
NET (LOSS)	$ (79,146)	$ (41,850)

See accompanying notes.

KIOUS & COMPANY, INCORPORATED
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

	Common Stock	Retained Earnings	Total Stockholder's Equity
BALANCE, October 31, 2009	$ 15,000	$ 1,000,669	$ 1,015,669
Net loss	-	(41,850)	(41,850)
BALANCE, December 31, 2010	15,000	958,819	973,819
Net loss	-	(79,146)	(79,146)
BALANCE, December 31, 2011	$ 15,000	$ 879,673	$ 894,673

See accompanying notes.

	Periods Ended December 31, 2011 (12 months)	Periods Ended December 31, 2010 (14 months)
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (79,146)	$ (41,850)
Adjustments to reconcile net loss to net cash provided (used) by operating activities		
Unrealized loss (gain) on trading activities	16,849	(4,181)
Purchases of trading securities	(9,487,323)	(18,367,240)
Sales of trading securities	9,786,902	17,983,891
Changes in assets and liabilities		
Cash on deposit with clearing agent	(41,724)	173,428
Customer receivables	(2,625)	27,065
Other assets	(2,444)	36,406
Accrued interest receivable	1,445	(2,220)
Other liabilities	(1,671)	(1,087)
Total adjustments	269,409	(153,938)
Net cash provided (used) by operating activities	190,263	(195,788)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of land for investment	(64,327)	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Net proceeds (payments) of short-term borrowings from clearing agent	(287,323)	381,361
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(161,387)	185,573
CASH AND CASH EQUIVALENTS, beginning of year	403,215	217,642
CASH AND CASH EQUIVALENTS, end of year	$ 241,828	$ 403,215

See accompanying notes.

Note 1 – Significant Accounting Policies

Nature of operations – Kious & Company, Incorporated (Company) engages in the purchase and selling of municipal bonds and treasury bills in both the primary and secondary markets. The Company also provides financial advisory services to cities, counties, schools, and other New Mexico governmental agencies. The Company's customers are located mainly in New Mexico and include financial institutions, individual investors, mutual funds, insurance companies and governmental agencies.

Customers' securities - Customers' securities transactions and the related commission income and expenses are recorded on a trade date basis.

Investment securities - Investment securities are comprised of municipal and other bonds and publicly traded stocks.

Gains and losses on the sale of investment securities are determined using the specific identification method.

Investments in equity securities that have readily determinable fair values and all investments in debt securities are to be classified in three categories and accounted for as follows:

- **Held-to-Maturity**. Debt securities that the Company has the positive intent and ability to hold-to-maturity are classified as held-to-maturity securities and reported at amortized cost.

- **Trading Securities**. Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized holding gains and losses included in earnings. All securities held by the Company are classified as trading securities.

- **Available-For-Sale**. Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized holding gains and losses excluded from earnings and reported as a separate component of stockholder's equity, net of applicable deferred income taxes.

Cash and cash equivalents – For purposes of the Statements of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held-for-sale in the ordinary course of business.

Furniture and equipment – Depreciation of furniture and equipment is provided on a straight-line basis using estimated useful lives of three to ten years.

Income taxes – The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement carrying amounts and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

Note 1 - Significant Accounting Policies (continued)

Pursuant to ASC 740, the Company recognizes the tax benefit from uncertain tax positions if it is more likely than not that the tax positions will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax benefit is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Investments

Trading assets outstanding at fiscal year-ends were as follows:

	2011		2010	
	Net Unrealized Gains (Losses)	Estimated Fair Value	Net Unrealized Gains (Losses)	Estimated Fair Value
Debt instruments	$ 203	$ 94,242	$ (12,592)	$ 368,769
Equity securities	(18,160)	34,597	(22,214)	76,499
Total trading assets	$ (17,957)	$ 128,839	$ (34,806)	$ 445,268

Net gains (losses) for the period on fixed-income debt securities classified as trading assets still held at the reporting date were $12,795 and ($12,394) in 2011 and 2010, respectively. Net gains for the period on equities still held at the reporting date were $4,054 and $8,213 in 2011 and 2010, respectively. These amounts are included in trading income, net in the statements of income.

Note 3 - 401(k) Profit Sharing Plan

The Company has a 401(k) profit sharing plan that covers all employees. Contributions to the plan are made at the discretion of the Board of Directors but may not exceed the maximum amount deductible for income tax purposes. The Company made no contributions to the plan for the year ending December 31, 2011. The Company made contributions to the plan of $35,355 during the fourteen month period ending December 31, 2010.

Note 4 - Net Capital Requirements

The Company is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1, which requires that aggregate indebtedness, as defined, shall not exceed 15 times net capital, as defined (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the aggregate indebtedness would exceed ten times the net capital, as defined). For the year ending December 31, 2011, the Company had net capital of $801,941 which was in excess of required net capital by $701,941 and had a ratio of aggregate indebtedness to net capital of .12 to 1.

Note 5 - Income Taxes

The provision for income taxes consists of the following for the year ending December 31, 2011 and fourteen months ended December 31, 2010:

	2011	2010
Current expense		
Federal	$ -	$ -
State	50	50
Deferred expense		
Federal	-	-
State	-	-
	$ 50	$ 50

Net operating loss carry forwards of $199,089 for federal tax purposes, expire in tax years 2024 to 2032. Net operating loss carry forwards of $93,494 for New Mexico tax purposes, expire in 2017. State income taxes paid in 2010 and 2011 are for the annual franchise filing fee. At December 31, 2011 and 2010, all deferred tax assets are offset by a valuation allowance.

The Company is subject to taxation in the U.S. federal and New Mexico. The Company is no longer subject to U.S. federal, state and local tax examinations by tax authorities for years before 2007. The Company does not have any uncertain tax positions at December 31, 2011.

Note 6 - Liabilities Subordinated to Claims of Creditors

At December 31, 2011 and 2010, there were no liabilities subordinated to claims of creditors, nor were there any such liabilities during the period.

Note 7 – Rental Commitment

The Company's rental expense was $9,301 and $10,616, for the twelve and fourteen month periods ended December 31, 2011 and 2010, respectively. The Company's rental expense is on a month-by-month basis.

Note 8 – Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company follows an established fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The standard describes three levels of inputs that may be used to measure fair value:

Level 1 Quoted prices in active markets for identical assets or liabilities.

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in active markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The following tables illustrate the classification of the Company's financial instruments within the fair value hierarchy at December 31, 2011 and 2010, respectively:

At December 31, 2011:

		Fair Value Measurements at Reporting Date Using		
Description	December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Trading Securities				
Equity securities - technology	$ 5,660	$ 5,660	$ -	$ -
Municipal bonds - New Mexico	108,093	-	108,093	-
Municipal bonds - Texas	15,086	-	15,086	-
	$ 128,839	$ 5,660	$ 123,179	$ -

Note 8 – Fair Value of Financial Instruments (continued)

At December 31, 2010:

Description	December 31, 2010	Fair Value Measurements at Reporting Date Using: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Trading Securities				
Equity securities - technology	$ 21,899	$ 21,899	$ -	$ -
Municipal bonds - New Mexico	399,008		399,008	
Municipal bonds - Texas	24,361	-	24,361	-
	$ 445,268	$ 21,899	$ 423,369	$ -

There were no transfers of assets between fair value hierarchies during the twelve month period ended December 31, 2011, or the fourteen month period ended December 31, 2010.

Note 9 – Subsequent Events

Subsequent events are events or transactions that occur after the balance sheet date but before financial statements are issued. The Company recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing the financial statements. The Company's financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after the balance sheet date and before financial statements are available to be issued.

The Company has evaluated subsequent events through February 21, 2012, which is the date the financial statements are available to be issued, and noted no significant events.

SUPPLEMENTARY INFORMATION

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KIOUS & COMPANY, INCORPORATED
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2011

Net Capital		
Total stockholder's equity (qualified for net capital)	$	894,673
Deductions		
Non-allowable assets		
Other assets		85,007
Net capital Before Haircuts on Security Positions (tentative net capital)		809,666
Haircuts on security positions		
Trading securities (municipal bonds and securities)		7,725
Net capital		801,941
Computation of Basic Net Capital Requirement		
Net capital requirement (6-2/3% of aggregate indebtedness or 100,000, whichever is greater)		100,000
Excess of net capital	$	701,941
Computation of Aggregate Indebtedness		
Total liabilities	$	96,902
Percentage of aggregate indebtedness to net capital		12.08%
Net capital less greater of 1% of aggregate indebtedness or 120% of net Capital Requirement	$	681,941

KIOUS & COMPANY, INCORPORATED
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2011

The Company has a special reserve account for the benefit of its customers. However, under Rule 15c3 3(k), exemption (2)(A), the Company is exempt from the computation for determination of reserve requirements pursuant to Rule 15c3 3(e)(1).

1. Customers' fully-paid and excess margin securities not in the respondent's possession and control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within time frames specified under rule 15c3-3):	$ -
Number of items	None
2. Customers' fully-paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising form "temporary lags that result from normal business operations" as permitted under Rule 15c3-3:	$ -
Number of items	None

STATEMENT PURSUANT TO RULE 17a-5(d)(4) OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2011

There were no differences between the computation of Net Capital Under Rule 15c3-1, as included in this audited report and the computations included in the Company's unaudited Form X-17A-5, Part II, filing.

MOSS ADAMS LLP
Certified Public Accountants | Business Consultants

REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY THE SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(g)(1)

To the Board of Directors
Kious & Company, Incorporated

In planning and performing our audit of the financial statements of Kious & Company, Incorporated (Company) as of and for the year ending December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study includes tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

(1) Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);

(2) Making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13;

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve System Regulation T of the Board of Governors of the Federal Reserve System; and

(4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

To the Board of Directors
Kious & Company, Incorporated

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

To the Board of Directors
Kious & Company, Incorporated

This report is intended solely for the information and use of management, Board of Directors, the Financial Industry Regulatory Authority (FINRA), the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Albuquerque, New Mexico
February 21, 2012